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                                                           OMB APPROVAL
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        ------                                    OMB Number           3235-0104
        FORM 3                                    Expires:     December 31, 2001
        ------                                    Estimated average burden
                                                  hours per response ....... 0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
   Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
                   30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person

   Jachim               Paul                    H.
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   (Last)               (First)                 (Middle)

   5075 E. Cascade Road, Suite K
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                  (Street)

   Grand Rapids         Michigan                49546
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   (City)               (State)                 (Zip)
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2. Date of Event Requiring Statement (Month/Day/Year)

   12/01/2001
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   BestNet Communications Corp. (BESC.OB)
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5. Relationship of Reporting Person to Issuer (Check all applicable)

   [ ]   Director                             [ ]   10% Owner
   [X]   Officer (give title below)           [ ]   Other (specify below)
   Chief Operating Officer and Chief Financial Officer
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6. If Amendment, Date of Original (Month/Year)


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7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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
FORM 3 (continued)
             Table I -- Non-Derivative Securities Beneficially Owned
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                                     3. Ownership Form:
1. Title of  2. Amount of Securities    Direct (D) or   4. Nature of Indirect
   Security     Beneficially Owned      Indirect (I)       Beneficial Ownership
   (Instr. 4)   (Instr. 4)              (Instr. 5)         (Instr.5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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
                                                    3. Title and Amount of
                                                       Securities Underlying                   5. Owner-
                                                       Derivative Security                        ship
                            2. Date Exercisable       (Instr. 4)                                  Form of
                               and Expiration Date    -----------------------   4. Conver-        Derivative
                               (Month/Day/Year)                       Amount       sion or        Security:     6. Nature of
1.Title of                   --------------------                     or           Exercise       Direct           Indirect
 Derivative                  Date          Expira-                    Number       Price of       (D) or           Beneficial
  Security                   Exer-         tion                       of           Derivative     Indirect(I)      Ownership
 (Instr. 4)                  cisable       Date         Title         Shares       Security       (Instr.5)        (Instr. 5)
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Incentive Stock Options        (1)          (2)       Common Stock    400,000      1.55              D
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
Explanation of Responses:

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(1)  The  options  shall  vest,  on each  (1) year  anniversary  of the (3) year
     Employment Agreement (12/01/01), if at all, upon achievement of the financials goals articulated in the Company's business plan as set by the President and CEO and/or Board of Directors of the Company from time to time. 20,000 Options shall vest on January 1, 2002, if at all, only if the Optionholder successfully has in place operating systems and controls to successfully service the Company's clients.
(2) The options shall terminate upon the first to occur, six months after termination unless due to death or disability, one year after termination due to death or disability or ten years after grant date.

                              /s/ Paul H. Jachim                      12/12/2001
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                              **Signature of Reporting Person            Date
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).